June 14, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Stacie Gorman / Ms. Brigitte Lippmann

Re:	La Rosa Holdings Corp.
Registration Statement on Form S-1 Filed April 19, 2022
SEC File No. 333-264372

Dear Ms. Gorman and Ms. Lippman:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of May 9, 2022 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form S-1 (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Form S-1 Filed April 19, 2022

Cover Page

1. As the warrants may be exercised beginning on the date of issuance, please register the shares underlying the warrants in the fee table. See Securities Act Sections Compliance and Disclosure Interpretation 103.04 for guidance.

Exhibit 107 has been revised to register the shares of Common Stock underlying the Warrants being issued as a part of the Units.

Use of Proceeds, page 35

2. If you plan to use proceeds from the offering to acquire the six real estate brokerage businesses and/or repay debt, please disclose.

The second paragraph in “Use of Proceeds” states that approximately 10% of the offering proceeds will be used to acquire the six real estate brokerage businesses as the cash component of all of the acquisitions totals $1.6 million. No proceeds will be used to repay currently outstanding debt. See page 35 of the prospectus.

Securities and Exchange Commission

June 14, 2022

3. Unaudited Pro Forma Financial Statements, page 54

We note your disclosure on page 10 of shares issuable upon closing of the offering.

Please tell us how you have considered these issuances in your pro forma balance sheet and pro forma statement of income. To the extent such issuances are already reflected within your pro forma financial information, please expand your disclosures to reconcile and/or explain such issuances in detail.

The following is set forth on page 10 of Amendment No. 1.

The weighted average basic and diluted shares outstanding of 6,788,017, reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet assumes an offering date of March 31, 2022 and Statement of Operations assumes an offering date of January 1, 2021, the earliest date presented;  includes the historical shares outstanding, 1,500,000 shares of this offering, 1,451,099 shares issued for the acquisition of controlling interest in a number of franchisees described in this offering, 336,862 of shares to be granted under consulting agreements, 309,400 shares unvested and restricted shares to be granted under employment agreements, and 70,656 shares related to the convertible notes.

The pro forma information included herein reflects the impact of the shares the Company is contractually obligated to issue upon closing of the Offering. The adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Operations related to shares in the Offering and contractually obligated shares is reflected in the table below.

Pro Forma Adjustments related to shares		Pro Forma Balance Sheet									Pro Forma Statement of Operations
	Shares	Cash	Other Assets	Accrued Expenses	Convertible Debt	Derivative Liability	Common Stock	APIC	Accum. Deficit	Noncontrolling interest	G&A	Other Expense
Shares in offering	1,500,000	$12,800,000	$1,266,791				$(1,280)	$(14,065,511)
Shares to purchase franchisees	1,451,099	(1,600,000)	27,361,425				(145)	(14,510,830)	166,423	(11,416,873)
Shares to be granted under consulting agreements	336,862	(100,000)					(34)	100,034
Shares to be granted under employment agreements	309,400						(309)	(3,093,691)			3,094,000
Shares granted to convert debt	70,656			39,627	481,851	163,511	(7)	(641,302)				(43,680)
		$11,100,000	$28,628,216	$39,627	$481,851	$163,511	$(1,775)	$(3,2211,300)	$166,423	$(11,416,873)	$3,094,000	$(43,680)

The following securities were excluded from the weighted average diluted shares outstanding in the earnings per share calculation in the Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Operations: 1,500,000 shares related to warrants in the offering, 225,000 shares underlying the over-allotment options, 132,400 shares underlying options to be issued under employment and directors agreements, and 110,000 shares related to warrants issued to service providers associated to the offering.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP